NORTHROP GRUMMAN CORPORATION

EXHIBIT 12(a)
NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

$ in millions	Year Ended December 31
Earnings:	2015	2014	2013	2012	2011
Earnings from continuing operations before income taxes	$2,790	$2,937	$2,863	$2,965	$3,083
Fixed Charges:
Interest expense, including amortization of debt premium	301	282	257	212	221
Portion of rental expenses on operating leases deemed to be representative of the interest factor	101	101	99	116	140
Earnings from continuing operations before income taxes and fixed charges	$3,192	$3,320	$3,219	$3,293	$3,444
Fixed Charges:	$402	$383	$356	$328	$361
Ratio of earnings to fixed charges	7.9	8.7	9.0	10.0	9.5